Exhibit 99.2

Senior Executive Video Announcement

Script

Script/Speaking Points
Intro Randy Churchey

Hello Team EdR! It’s Randy. I know you are used to hearing me each week for RC’s Corner, but this time I thought I would share some exciting news in a way that’s as close to in person as we could get. All the while sharing the spotlight with some familiar faces.

So today, instead of RC’s Corner, you are Getting the “Four Corners of EdR.”

I am thrilled to announce that EdR is joining forces with multifamily housing leader Greystar. We’ve entered into a merger agreement and I wanted you to be among the very first to know.

It’s no secret that as a company, EdR is a true leader in our space. We have been, are and will continue to be a strong company, with an unparalleled reputation in student housing.

And honestly, that’s why we were approached with this offer.

I realize that many of you saw the Wall Street Journal article not too long ago speculating that something like this could happen, so it may not be a complete shock to you, but allow me to reassure you: this is a great move for EdR. It will allow us to be even more competitive in the student housing space, and potentially compete in deals around the world that we haven’t been able to before.

Of course, as is common with an announcement like this, there is a process with lots of documents and lawyers involved, so please allow me to provide a little perspective as to how this will work. After this initial announcement, there is a 30-day process whereby other companies can attempt to make an offer. Once that 30-day period is up, and if no compelling offer is accepted by us, then we will move forward with Greystar.

It is business as usual for all of us, and for all of you.

Along with this team, I am excited to lead our company into the next phase of growth.

Reassurance focus and Management/Operations focus Chris Richards

All of you are what makes EdR the company it is today. Every day you are: taking care of our residents (and sometimes their parents); taking care of our communities and taking care of our universities, all the while staying focused on sales. You are growing the company with new development opportunities and making sure our active developments are completed.  You are closing the books, keeping track of the business and analysis our results. All of you do whatever it takes and We simply wouldn’t be where we are today without you and your tireless effort and dedication to EdR.

Many of you have been with us a long time and whether our name was Allen & O’Hara, Education Realty Trust or EdR, one thing remained. The focus on taking care of our residents, partners and each other. That focus does not change.

But I know what you are asking yourself… “what does this really mean?”

You have our commitment that we will be as transparent with you as possible. Of course, details are still being discussed and we will share those with you when we know more.

But for now, we want you to remain focused on doing what you do best: taking care of our residents and living up to our vision of being the best provider of collegiate housing.

In order to do that, we’ve all got to keep doing great work. On the operations side of things, we have a lot of work going on this summer: Turn, summer conference housing, leasing, capital projects, you name it. It’s always a busy summer preparing for the upcoming school year. And no one does it better than all of you.

Reputation and Leadership Focus Tom Trubiana

And, we are opening 10 new communities, both on- and off-campus this year, with more developments set to deliver in 2019, 2020 and beyond. And of course, there are the robust on-campus development opportunities where we are actively involved in EdR awards that have not yet closed as well as numerous new and exciting RFPs. We’ve got a lot going on and we need everyone pulling together to keep the positive momentum going.

We are EdR. And we will continue to be EdR. This news doesn’t change that. We still have residents of our communities and “Raving Fan” University partners to serve in addition to all the new community deliveries to complete. Our future opportunities for growth are exceptional and that creates personal opportunities for each of us.

EdR has over 50 years of history being a pioneer in student housing with a reputation of high integrity and for providing exceptional customer service. We fully expect that our stellar reputation will continue for many decades to come.

Focus on Financial Aspect Bill Brewer

As Randy said, this move is great for EdR, but let me talk about the financial aspect of things.

The lifecycle of successful companies looks a lot like ours: at one point in our history, we were a private entity, then in order to grow, we needed to go public. So we did. And now, with this merger agreement, we will be a private company again. And for those of you who have been around a while, you know that not much will change in your day-to-day world.

This deal was attractive to us for so many reasons, but of course a financial reason was a driving factor. As a public company we have a responsibility to our stockholders to ensure they get the maximum return. You’ve heard us say many times that our stock was trading at a significant discount, so it was a great value. As recently as late April, our stock was trading below $32 per share. In comparison, Greystar is paying $41.50 per share, which represents a nearly 30% premium for our stockholders.

Closing Randy Churchey

Integrity. Respect. Professionalism. Accountability. Service. Teamwork. Do some of those words sound familiar? They are the Greystar Core Values.

They sound a lot like ours: Teamwork, Respect, You, Service and Trust – TRUST. You know them and you live them.

In the last eight years since this current leadership has been in place, together we have grown to unprecedented heights. We are confident that you will continue to do your part to make it the best company in student housing today, tomorrow and beyond.

You have my commitment to be as transparent as possible and share information as soon as I can.

Thanks for your time, team EdR, and remember: the reason Greystar is interested in joining forces with us is because of our excellent reputation and leadership in student housing. This joining of forces should benefit all of us.